EXHIBIT (5)(a)(iii)

Investor Contact: (800) 262-1122

FOR IMMEDIATE RELEASE

EATON VANCE MUNICIPAL BOND FUND ANNOUNCES PRELIMINARY RESULTS OF TENDER OFFER

BOSTON, MA, July 10, 2024 - Eaton Vance Municipal Bond Fund (NYSE American: EIM) (the “Fund”) announced today the preliminary results of the Fund’s cash tender offer for up to 20% of its outstanding common shares that expired at 5:00 p.m. Eastern Time on July 9, 2024 (the “Tender Offer”).

The table below shows the preliminary results for the Fund:

Common Shares Offered to Purchase Pursuant to the Tender Offer	Common Shares Properly Tendered	Purchase Price of Properly Tendered Common Shares*
14,230,637	29,738,009.595	$11.0913

* Equal to 98% of the Fund’s net asset value (“NAV”) per share as of the close of regular trading on the New York Stock Exchange on July 9, 2024 (the date the Tender Offer expired).

Under the terms and conditions of the Tender Offer, if the number of common shares properly tendered exceeds the number of common shares offered to purchase, the Fund will purchase common shares properly tendered on a pro-rata basis (disregarding fractional shares). Based on the preliminary results shown above, the Fund expects to purchase a pro-rata allocation of the common shares properly tendered.

The above-indicated results are based on preliminary information provided by Equiniti Trust Company, LLC, the depositary for the Tender Offer, are subject to adjustment and should not be regarded as final. The Fund currently expects to announce the final results of its Tender Offer on or about July 11, 2024.

The information agent for the Tender Offer is EQ Fund Solutions, LLC. Any questions with regard to the Tender Offer may be directed to the information agent toll-free at 1-877-732-3614.

# # #

About the Fund

Except for sales of shares pursuant to a tender offer, common shares of the Fund are available for purchase or sale only through secondary market trading at their current market price. Shares of closed-end funds (such as the Fund) often trade at a discount from their NAV. The market price of Fund shares may vary from NAV based on factors affecting the supply and demand for shares, such as Fund distribution rates relative to similar investments, investors’ expectations for future distribution changes, the clarity of the Fund’s investment strategy and future return expectations, and investors’ confidence in the underlying markets in which the Fund invests. Fund shares are subject to investment risk, including possible loss of principal invested. Fund shares are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. The Fund is not a complete investment program and you may lose money investing in the Fund. An investment in the Fund may not be appropriate for all investors. Before investing in the Fund, prospective investors should consider carefully the Fund’s investment objective, strategies, risks, charges and expenses.

Eaton Vance is part of Morgan Stanley Investment Management, the asset management division of Morgan Stanley.

About Morgan Stanley Investment Management

Morgan Stanley Investment Management, together with its investment advisory affiliates, has more than 1,300 investment professionals around the world and $1.5 trillion in assets under management or supervision as of March 31, 2024. Morgan Stanley Investment Management strives to provide outstanding long-term investment performance, service, and a comprehensive suite of investment management solutions to a diverse client base, which includes governments, institutions, corporations and individuals worldwide. For further information about Morgan Stanley Investment Management, please visit www.morganstanley.com/im.

About Morgan Stanley

Morgan Stanley (NYSE: MS) is a leading global financial services firm providing a wide range of investment banking, securities, wealth management and investment management services. With offices in 42 countries, the Firm's employees serve clients worldwide including corporations, governments, institutions and individuals. For more information about Morgan Stanley, please visit www.morganstanley.com.

Important Notice

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. The Tender Offer was made only by an offer to purchase, a related letter of transmittal and other documents filed with the U.S. Securities and Exchange Commission (“SEC”) as exhibits to a tender offer statement on Schedule TO, with all such documents available on the SEC’s website at www.sec.gov. The Fund has also made available to shareholders without charge the offer to purchase and the letter of transmittal. Shareholders should read these documents carefully, as they contain important information about the Tender Offer.

This press release is for informational purposes only and is not intended to, and does not, constitute an offer to purchase or sell shares of the Fund. Additional information about the Fund, including performance and portfolio characteristic information, is available at eatonvance.com.

Statements in this press release that are not historical facts are “forward-looking statements” as defined by the U.S. securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to uncertainties and other factors which are, in some cases, beyond the Fund’s control and could cause actual results to differ materially from those set forth in the forward-looking statements. All forward-looking statements are as of the date of this release only; the Fund undertakes no obligation to update or review any forward-looking statements.